As filed with the Securities and Exchange Commission on August 18, 2005

Registration No. 333-_______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
________________

DELTA FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	11-3336165
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification Number)

1000 Woodbury Road, Suite 200
Woodbury, New York 11797
(516) 364-8000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Marc E. Miller, Esq.
Senior Vice President and General Counsel
1000 Woodbury Road, Suite 200
Woodbury, New York 11797
(516) 364-8000

Copy to:
James R. Tanenbaum
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement, as determined by the selling security holders.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box. [   ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ x ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Proposed Maximum
		Proposed Maximum	Aggregate
Title of Each Class of	Amount to	Offering Price	Offering	Amount of
Securities to be Registered	be Registered	Per Share(1)	Price(1)	Registration Fee

Common Stock, $.01 par value	2,000,000	$8.90	$17,800,000	$2,095.06

(1)	Estimated in accordance with Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee, based on the average of the high and low sales prices of the Registrant's common stock as reported on the American Stock Exchange on August 17, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. The securityholders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 18, 2005

PROSPECTUS

2,000,000 Shares

DELTA FINANCIAL CORPORATION

Common Stock

     We are registering these shares of our common stock for resale by the selling security holders identified in this prospectus. The selling security holders acquired the shares from several of our existing stockholders in a private placement completed on August 8, 2005.

     For a description of the plan of distribution of the resale shares, see page 24 of this prospectus. We will receive none of the proceeds from sales by the selling security holders.

     Our common stock is currently traded on the American Stock Exchange, or the AMEX, under the symbol “DFC.” On August 17, 2005, the last reported sales price for our common stock on the AMEX was $8.81 per share.

Investing in our common stock involves a high degree of risk. You should read and consider carefully the risk factors beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is _________ ___, 2005.

OUR BUSINESS

     The Securities and Exchange Commission, or the Commission, allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will update automatically, supplement and/or supersede this information. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference. References in this prospectus to “our company,” “we,” “our,” and “us” refer to Delta Financial Corporation and its subsidiaries.

     We are a specialty consumer finance company that originates, securitizes and sells (and, prior to May 2001, serviced) non-conforming mortgage loans. Our loans are primarily secured by first mortgages on one- to four-family residential properties. Throughout our 23-year operating history, we have focused on lending to individuals who generally do not satisfy the credit, documentation or other underwriting standards set by more traditional sources of mortgage credit, including those entities that make loans in compliance with conventional mortgage lending guidelines established by Fannie Mae and Freddie Mac. We make mortgage loans to these borrowers for purposes such as debt consolidation, refinancing, education and home improvement.

     Our mortgage business has two principal components. First, we make mortgage loans to individual borrowers. Second, we either securitize the loans or sell the loans on a whole loan basis and use the net proceeds from these transactions to repay our warehouse lines of credit and for working capital.

      We currently securitize a substantial portion of the loans that we originate. Securitization involves the public offering by a securitization trust of asset-backed securities and related interests on newly-originated pools of mortgage loans. Securitization effectively provides us with a source of long-term financing.

      In a securitization, we pool together loans, typically each quarter, and sell these loans to a securitization trust, which is a special purpose entity created to effect the transaction. The securitization trust raises cash to acquire the mortgage loans from us and our subsidiaries by selling securities to the public. These securities, known as “asset-backed securities,” are secured, or backed, by the pool of mortgage loans that the securitization trust acquires from us. These asset-backed securities are usually purchased by insurance companies, mutual funds and/or other institutional investors. These securities represent senior interests in the cash flows from the mortgage loans in the trust.

      Our corporate offices are located at 1000 Woodbury Road, Woodbury, NY 11797 and we can be contacted at (516) 364-8500 or through our Internet web site at http://www.deltafinancial.com. We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may access our filings with the Commission at no cost from the Commission’s website at http://www.sec.gov, or on the Investor Relations page of our website. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our website address is included in this prospectus as an inactive textual reference only.

RISK FACTORS

     Except for the historical information contained in this prospectus or incorporated by reference, this prospectus (and the information incorporated by reference in this prospectus) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section, as well as those discussed elsewhere in this prospectus and in any other documents incorporated by reference.

     Investment in our shares involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus and the incorporated documents before purchasing any shares. Each of these risk factors could adversely affect our business, operating results, prospects and financial condition, as well as adversely affect the value of an investment in our common stock.

     Risks Related to Our Business Operations

     We cannot assure you that we will continue to have sufficient capital resources to satisfy our fixed obligations and fund our operations.

     We require substantial amounts of cash to fund our loan originations and operations. We must be able to generate cash from our operations, securitizations (including the associated net interest margin, or NIM, transactions) and loan sales to offset our current costs. We cannot assure you, however, that we will be able to earn a sufficient spread between our cost of funds and our average mortgage rates, or that we will be able to utilize optimal securitization structures (including the sale of NIM notes or interest-only notes) or be able to securitize at all or at terms favorable to us, to generate sufficient revenues and cash flows to offset our current cost structure and cash uses. Furthermore, we cannot assure you that we will be able to continue to originate a sufficient number of loans, which could also impact our ability to generate enough cash from securitizations, loan sales and net interest income to offset our costs in the future.

     In addition, we cannot assure you that we will be able to generate positive cash flow in future periods, or at all, or that we will have sufficient working capital to fund our operations, the cost structure of which includes substantial fixed costs. If we do not have sufficient working capital, we may need to reduce the scope of our operations and may not be able to satisfy our obligations as they become due, which would harm our business.

     Our previous financial statements are not indicative of our future financial results.

     In March 2004, we began using a securitization structure that we account for as a secured financing, also known as portfolio accounting. Portfolio accounting recognizes the related revenue as net interest income received over the life of the securitized loans. In contrast, our prior securitization structures required us to record virtually all of the income received upfront as a gain-on-sale of mortgage loans. We structured all six of our quarterly securitizations, commencing with our first quarter of 2004 securitization, as secured financings and plan to continue to utilize this structure, and portfolio accounting, for our future securitization transactions. As a result, income that would have otherwise been recognized upfront as gain-on-sale revenue at the time of a securitization is now recognized over the life of the loans.

     As a result of these changes, our results of operations in 2004 and the first six months of 2005 were recorded on a basis that is substantially different from prior years. We recorded losses for each quarter of 2004, except the fourth quarter, when we recorded a minimal profit of $0.01 per diluted share, and net income of $0.10 per diluted share and $0.17 per diluted share during the first and second quarters of 2005, respectively. The losses through the first three quarters of 2004 and minimal gain in the fourth quarter of 2004 reflected the time it took to build our loan portfolio to a size that generated sufficient net interest income to offset our operating expenses.

Accordingly, our financial statements from prior years will be of limited use to you in evaluating our performance in future periods.

     We depend primarily on independent mortgage brokers for the origination of our wholesale mortgage loans.

     Independent mortgage brokers produce the majority of our loan production. These independent mortgage brokers have relationships with multiple lenders and are not obligated by contract or otherwise to do business with us. For the year ended December 31, 2004 and the six months ended June 30, 2005, 57% and 56%, respectively, of our loan originations were originated through approximately 2,300 independent brokers. We compete with other lenders for the independent brokers’ business on the basis of pricing, service, loan fees, costs and other factors. Competition from other lenders could harm the volume and pricing of our wholesale loans, which could reduce our loan production.

     Intense competition in the non-conforming mortgage loan industry may result in reduced loan production, reduced net income or in revised underwriting standards, which could harm our business.

     As an originator of mortgage loans, we face intense competition, primarily from diversified consumer financial companies and other diversified financial institutions, mortgage banking companies, commercial banks, credit unions, savings and loans, mortgage real estate investment trusts and finance companies. Compared to us, many of these competitors are substantially larger than we are, have greater access to capital at a lower cost than we do, have substantially greater resources than we do and have a more established market presence than we have. In addition, we have experienced increased competition over the Internet, where barriers to entry are relatively low. Competition can take many forms, including lower interest rates and costs to the borrower, less stringent underwriting standards, convenience in obtaining a loan, customer service, the amount and term of a loan and more desirable or effective marketing and distribution channels. Furthermore, the entrance of additional competitors into our market could adversely affect the overall execution of our securitizations as well as reduce the gains that we may realize in future loan sales. In addition, efficiencies in the asset-backed market have generally created a desire for even larger transactions, giving companies with greater volumes of originations a competitive advantage.

     If our competitors increase their marketing efforts, we may be forced to expand our marketing efforts, reduce the rates and fees we currently charge or change our underwriting guidelines in order to maintain and expand our market share. Any reduction in our rates or fees, or any change to our underwriting guidelines, could harm our business. Any expansion of our marketing efforts could result in higher costs.

     We are subject to losses due to fraudulent and negligent acts on the part of loan applicants, mortgage brokers, other vendors and our employees.

     At the time we originate mortgage loans, we rely heavily upon information supplied to us by third-parties, including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and we do not detect the misrepresentation prior to funding of the loan, the value of the loan may be significantly lower than expected. Whether any misrepresentation or fraudulent act is made by the loan applicant, the mortgage broker, another third-party or one of our employees, we may bear the risk of loss. A loan subject to such misrepresentation or fraud is typically unsaleable or subject to repurchase by us if it is sold by us prior to detection of the misrepresentation or fraud. Even though we may have rights against persons and entities who made or knew about the misrepresentation or fraudulent act, these persons and entities are often difficult to locate, making it difficult to collect any monetary losses we may have suffered.

     We have controls and processes that are designed to help us identify misrepresentations from our borrowers and brokers. However, we cannot assure you that we have detected or will detect all misrepresentations or fraud in our loan originations. If we were to experience a significant number of these problems, our business would be harmed.

     We may be required to repurchase mortgage loans or indemnify investors if we breach representations and warranties in our mortgage loan sale and securitization agreements, which could harm our business.

     In connection with the sale and securitization of our loans, we are required to make customary representations and warranties regarding us and the loans. We are subject to these representations and warranties for the life of the loans and they relate to, among other things:

  compliance with laws;

  adherence to regulations and underwriting standards;

  the accuracy of information in the loan documents and loan files; and

  the characteristics and enforceability of the loans.

     A loan that does not comply with these representations and warranties may be unsaleable or saleable only at a discount. If the loan is sold before we detect non-compliance with these requirements, we may be obligated to repurchase the loan and bear any associated loss, or we may be obligated to indemnify the purchaser against that loss. We believe that we have qualified personnel and have established controls to help ensure that all loans will be originated to the market’s requirements; however, we cannot provide any assurance that we will succeed in doing so. We seek to minimize losses from defective loans by correcting flaws if possible and then selling or re-selling these loans. We also create allowances to provide for defective loans in our financial statements. We cannot provide any assurance that losses associated with defective loans will not harm our business, or that the allowances in our financial statements will be sufficient to reflect the actual losses that we may incur.

     We depend on key personnel and the continued ability to attract and retain qualified employees, the loss of which could disrupt our operations and result in reduced revenues.

     The success of our operations depends on the continued employment of our senior management. If key members of our senior management were unable to perform their duties or were to leave us, we may not be able to find capable replacements, which could disrupt operations and result in reduced revenues. We have entered into employment, change-in control contracts and non-competition agreements with some members of our senior management; however, these individuals may leave us or compete against us in the future. In addition, a court might not enforce the non-competition provisions of these agreements.

     Even if we retain our current employees, our management must continually recruit talented professionals in order to grow our business. These professionals must have skills in business strategy, marketing, sales and finance. Moreover, we depend, in large part, upon our wholesale account executives and retail loan analysts to attract borrowers by, among other things, developing relationships with financial institutions, other mortgage companies and brokers, real estate agents, borrowers and others. The market for these skilled professionals is highly competitive and may lead to increased hiring and retention costs. An inability to attract, motivate and retain qualified professionals could disrupt our operations and limit our growth.

     A significant portion of our retail originations are generated in two of our nine retail origination centers. These offices, and our overall retail mortgage platform, therefore are particularly susceptible to the potential risks identified above.

     Any disruption or breach in security related to our Click and Close® system could disrupt our operations, expose us to litigation and require expensive investments in alternative technology.

     We are highly dependent upon our Click and Close® proprietary software to originate our mortgage loans. Any disruption to this software would substantially curtail our ability to originate new loans. The costs to replace this system may be extremely large.

     Despite our efforts to maintain Internet security, we may not be able to stop unauthorized attempts to gain access to, or disrupt communications with, our brokers and our customers. Specifically, computer viruses, break-ins and other disruptions could lead to interruptions, delays, and loss of data or the inability to accept and confirm the receipt of information. Any of these events could substantially damage our reputation. We cannot assure you that our current technology or future advances in this technology or other developments will be able to prevent security breaches. We may need to incur significant costs or other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

     Because our activities involve the storage and transmission of proprietary information, such as a borrower’s personal financial information, if a third-party were able to steal a customer’s confidential information, we could be subject to claims, litigation or other potential liabilities that could cause our expenses to increase substantially. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to litigation or a significant loss of revenue.

     The success, growth and competitiveness of our business will depend upon our ability to adapt to and implement technological changes.

     The intense competition in the non-conforming mortgage industry has led to rapid technological developments, evolving industry standards and frequent releases of new products and enhancements. As mortgage products are offered more widely through alternative distribution channels, such as the Internet, we may be required to make significant changes to our current wholesale and retail structure and information systems to compete effectively. The origination process is becoming more dependent upon technological advancement, such as the ability to process applications over the Internet, accept electronic signatures, provide process status updates instantly and other customer expected conveniences that are cost efficient to our process. Implementing this new technology and becoming proficient with it may also require significant capital expenditures. Our inability to continue enhancing our current Internet capabilities, or to adapt to other technological changes in the industry, could reduce our ability to compete.

     Our use of Insured Automated Valuation Models in lieu of appraisals could increase our losses.

     We recently began using Insured Automated Valuation Models, or AVMs, in lieu of an appraisal for certain mortgage loan originations (totaling less than 10% of our total loan production). An AVM is the coupling of a third-party valuation estimate and insurance on that value. The third-party AVM providers have created computer programs that use relevant real estate information, such as sales prices, property characteristics and demographics, to calculate a value for a specific property. Public records are the primary data source for an AVM, and the quality of the values generated by them varies depending upon the data they use and their design. AVMs are complex programs incorporating a variety of forecasting techniques, including linear regression, expert systems, neural networks, artificial intelligence and other methodologies. The different methodologies, algorithms and variables used by the third-party AVM providers may vary greatly and affect their reliability and accuracy.

     One of the weaknesses in using an AVM to value a property is the lack of a physical exterior or interior inspection of the property. To mitigate some of this inherent weakness, we require a property condition report be performed by a third-party for each AVM considered for use. A property condition report is a limited physical external inspection of the property. There can be no assurance, however, that these property inspections will uncover all potential issues with a property that a full appraisal might.

     At the closing of the loan, we purchase insurance that insures the value of the property. In the event the borrower defaults upon their loan, resulting in the liquidation of the property, the insurance company may have to pay a portion of any losses incurred by us. There can be no assurance, however, that we will be able to collect any insurance in the event of a loss.

     Unpredictable delays or difficulties in the development of new loan products or loan programs can harm our business.

     We and our competitors are continually striving to develop new loan products and programs to gain a competitive advantage in the marketplace. New loan products and programs can have the effect of obtaining more business in the wholesale channel from mortgage brokers and/or in the retail channel directly with the consumer, by providing greater flexibility and more alternatives to meeting borrowers’ needs. Any unpredictable delays or difficulties in developing and introducing new loan products or programs can result in the loss of business to competitors.

     Our loan products may require payment adjustments during the term of the mortgage loan that may result in increased payment defaults by borrowers and higher losses to us.

     Some of our loan products require payment adjustments during the term of the mortgage loan. This can result in payment defaults by borrowers who are unprepared or unable to meet higher payment requirements. In addition, some of our loan products do not amortize evenly and generally enable the borrower to either pay only interest for several years before the loan begins amortizing or pay a reduced principal and interest payment for the first 10 years. These loan products, in addition to possibly having increased payment defaults, may also result in higher losses to us due to higher principal balances outstanding at the time of a borrower default than would be the case for a loan that amortizes evenly throughout its term.

     If we make any acquisitions, we will incur a variety of costs and may never realize the anticipated benefits, which can harm our business.

     If appropriate opportunities become available, we may attempt to acquire businesses that we believe are a strategic fit with our business. We currently have no agreements to consummate any acquisitions. If we pursue any transaction, the process of negotiating the acquisition and integrating an acquired business may result in operating difficulties and expenditures and may require significant management attention that would otherwise be available for the ongoing development of our business, whether or not any such transaction is ever consummated. Moreover, we may never realize the anticipated benefits of any acquisition. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or the recording of goodwill and other intangible assets, which could harm our results of operations, financial condition and business prospects.

     Differences in our actual experience compared to the assumptions we used to estimate the value of our excess cashflow certificates could result in losses.

     Our securitization transactions prior to 2004 were structured to be accounted for as sales, which required the use of gain-on-sale accounting. At each such securitization closing, we estimated the fair value of the excess cashflow certificates we received in the securitization based upon various economic factors, including loan types, balances, interest rates, dates of origination, terms and geographic locations. We also use other available information applicable to the types of loans we originate, such as reports on prepayment rates, interest rates, collateral value, economic forecasts and historical default and prepayment rates of the portfolio under review. Realization of the estimated fair value of these excess cashflow certificates is subject to the prepayment and loss characteristics of the underlying loans and to the timing and ultimate realization of the stream of cash flow associated with these loans. Significant prepayment or loss experience would impair the future cash flow of the excess cashflow certificates. If actual experience differs from the assumptions we used to determine the asset values, future cash flow and earnings could be harmed and we could be required to write-down the value of our excess cashflow certificates. No assurance can be given that our excess cashflow certificates will not experience significant prepayments or losses or as to whether, and in what amounts, we, in the future, may have to write-down the value of the excess cashflow certificates from our pre-2004 securitization transactions. In addition, if the prevailing interest rates rise, the required discount rate might also rise, resulting in fair value adjustments related to the excess cashflow certificates. Actual results could vary significantly from the projections due to a variety of facts, including changes in interest rates, economic conditions, servicer defaults, loan defaults, prepayments, and delinquency triggers resulting in changes in the level of cash held by the securitization trust to prepay the holders of its asset-backed pass-through certificates.

     Risks Related to Our Financing Activities

     We depend on third-party financing sources, which if unavailable to us in the future could harm our business.

     To accumulate loans for securitization or sale, we borrow money on a short-term basis through warehouse lines of credit. We have relied upon a limited number of third-party lenders to provide the primary credit facilities for our loan originations. As of June 30, 2005, we had three warehouse facilities for this purpose, each from a different lender. These facilities are due to expire between October 2005 and March 2006. We may not be able to either renew or replace these warehouse facilities at their respective maturities or at terms satisfactory to us or at all.

     Any failure to renew or obtain adequate funding under these warehouse financing facilities or other financing arrangements, or any reduction in the size of, or increase in the cost of, these types of facilities, could harm our business. If we are not successful in maintaining adequate financing, we would not be able to hold a sufficient volume of loans pending securitization. As a result, we would have to curtail our loan origination activities or sell loans either through whole loan sales or in smaller securitizations, which could render our operations unprofitable.

     During volatile times in the capital markets, our access to warehouse and other financing has been severely limited. If we are unable to maintain adequate financing and other sources of capital are not available, we would be forced to suspend or curtail our operations, which would harm our business.

     Our warehouse credit facilities contain covenants that restrict our operations and may inhibit our ability to grow our business and increase revenues.

     Our warehouse credit facilities contain restrictions and covenants that, among other things, require us to satisfy financial, asset quality and loan performance tests. If we fail to satisfy any of these covenants, we would be in default under these agreements and our lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable, enforce their interests against collateral pledged under these agreements and restrict our ability to make additional borrowings. These agreements also contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default.

     The covenants and restrictions in our warehouse credit facilities may restrict our ability to, among other things:

  finance loans which do not have specified attributes;

  reduce our liquidity below minimum levels; and

  hold loans for longer than established time periods.

     These restrictions may interfere with our ability to enter into other financing arrangements or to engage in other business activities, which may harm our business.

     Our warehouse financing is subject to margin calls based on our lender’s opinion of the value of our collateral. An unanticipated margin call could harm our liquidity.

     The amount of financing we receive under our warehouse lines of credit depends in large part on our lenders’ valuation of the mortgage loans securing the financings. Each credit facility provides the lender the right, under some circumstances, to re-evaluate the loan collateral that secures our outstanding borrowings at any time. If the lender determines that the value of the collateral has decreased, the lender has the right to initiate a margin call. A margin call would require us to provide the lender with additional collateral or to repay a portion of our outstanding borrowings. Any margin call could force us to redeploy our assets in a manner which may not be favorable to us, and if we are not able to satisfy a margin call, could result in the loss of the related line of credit and cause a default under our other credit facilities. Any loss of credit of this type could harm our business.

     Our inability to realize cash proceeds from loan sales and securitizations in excess of the loan acquisition costs could harm our financial position.

     We rely, and expect to continue to rely, significantly upon our ability to securitize our mortgage loans —and, to a lesser extent, the premiums we receive on whole loan sales in excess of the outstanding principal balance of the loans — to generate cash for repayment of our short-term credit and warehouse facilities and to finance mortgage loans for the remainder of each mortgage loan’s life.

     We cannot assure you that we will be successful in securitizing mortgage loans that we accumulate in the future. Our ability to complete securitizations of our loans at favorable prices or at all will depend on a number of factors, including: conditions in the securities markets generally; conditions in the asset-backed securities market specifically; the availability of credit enhancement on acceptable economic terms or at all; and the performance of our portfolio of securitized loans.

     If we are unable to originate loans at a cost lower than the cash proceeds realized from securitizations and loan sales, our results of operations, financial condition and business prospects could be harmed.

     We typically finance borrowers with lower credit ratings relative to those who would otherwise qualify for prime mortgage loans. This strategy may hinder our ability to obtain financing and to continue securitizing loans or selling loans on attractive terms in the future.

     We market a significant portion of our loans to borrowers who are either unable or unwilling to obtain financing from traditional sources, such as banks. This type of borrower is commonly referred to as a sub-prime or non-conforming borrower. Loans made to non-conforming borrowers may entail a higher risk of delinquency and loss than loans made to borrowers who use traditional financing sources. This fact may hinder our ability to obtain financing and to continue securitizing loans or sell loans on attractive terms in the future. A borrower’s delinquency in making timely mortgage loan payments will interrupt the flow of projected interest income from the mortgage loans we hold and can ultimately lead to a borrower’s loan default and a loss to us if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest (and other advances, if any) due on the loan. In addition, our cost of financing a delinquent or defaulted loan prior to securitization is generally higher than for a performing loan. We bear the risk of delinquency and default on loans beginning at the time of origination. We continue to bear this risk until we sell these loans and, thereafter, we continue to bear this risk if we sell the loans with a retained interest or if we securitize the loans. We also reacquire the risk of delinquency and default for loans that we are obligated to repurchase in connection with a securitization or a loan sale. Repurchase obligations are typically triggered in loan sale transactions if the first payment due to the buyer following the loan sale is made more than 30 days after it is due or in any sale or securitization if the loan is not in material compliance with the representations or warranties we provided in our sales documents. Higher than anticipated loan delinquencies, including underestimating the extent of losses that our loans may incur, could cause us to incur substantial loan repurchase obligations, limit our ability to sell or securitize additional loans and limit the cash flow from our securitizations.

     Historically, we have experienced higher rates of delinquency on loans made to these credit-impaired, nonconforming borrowers compared to delinquency rates experienced by banks on loans to borrowers who are not credit impaired. While we use underwriting standards designed to mitigate the higher credit risk associated with lending to these non-conforming borrowers, our standards and procedures may not offer adequate protection against the risk of default.

     We have monetized some of our excess cashflow certificates. Our inability to do so in the future could harm our business.

     We have been able to monetize some of our existing excess cashflow certificates in 2003, 2001 and 2000 through a residual financing, a net interest margin transaction and outright sales. Each of these transactions has provided us with working capital to fund our operations. Any impairment of, or delay in, our ability to complete a sale, financing or securitization of our excess cashflow certificates, or our failure to do so upon terms favorable to us, could reduce the amount of cash available to us to fund our operations.

     We are exposed to contingent risks and liabilities related to all of the loans we originate.

     We have the following contingent risks with respect to loans that we originate and sell:

  We retain credit risk on all loans we originate or purchase during the period of time that we hold loans before sale or securitization. This credit risk includes the risk of borrower default, the risk of foreclosure and the risk that an increase in interest rates would result in a decline in the fair value of our loans to potential purchasers.

  Our securitizations generally require the use of the excess cash flow distributions to accelerate the amortization of the investor certificate principal balances relative to the amortization of the mortgage loans held by the trust, up to specified overcollateralization limits. The resulting overcollateralization serves as credit enhancement for the related securitization trust and, therefore, is available to absorb losses realized on loans held by that securitization trust. Generally, the form of credit enhancement agreement entered into in connection with securitization transactions contains limits on the delinquency, default and loss rates on the loans included in each securitization trust. If, at any measuring date, the delinquency, default or loss rate with respect to any trust exceeds the specified delinquency, default and loss rates, excess cash flow from the securitization trust, if any, would be used to fund the increased overcollateralization limit instead of being distributed to us which would harm our cash flow.

  When we sell or finance mortgage loans, either through securitization or on a whole loan basis, we make standard representations and warranties regarding these loans and may be required to repurchase mortgage loans that are not in compliance with any of these representations and warranties. In the past, we also have sold loans and/or pools of loans directly to a network of commercial banks, savings and loans, insurance companies, pension funds and accredited investors. In general, we sold these pools of loans or individual loans with recourse, in which case we are obligated to repurchase any loan upon default and to acquire the related mortgage loan. This obligation is subject to various terms and conditions, including, in some instances, a time limit. At June 30, 2005, we had reserved $490,000 in potential losses against $878,000 in aggregate principal amount of loans sold subject to future repurchase should these loans meet the default provisions.

     A decline in the quality of servicing and/or a degradation in the financial condition of the entity servicing our mortgage loans could lower the value of our excess cashflow certificates and our securitized loan portfolio, as well as our ability to sell or securitize loans.

     In May 2001, we transferred our servicing portfolio to Ocwen Financial Corporation, which is currently a non-investment grade company. Poor servicing by Ocwen or any other third-party servicer who services the loans we originate could harm the value of securitized mortgage loans (and our excess cashflow certificates in pre-2004 securitizations) and our ability to sell or securitize loans. Additionally, regulatory actions and class action lawsuits against these servicers could harm the value of our securitized loans (and our excess cashflow certificates in pre-2004 securitizations) and our ability to sell or securitize loans. Ocwen and several of its affiliates have been named as defendants in a number of purported class action lawsuits that challenge its servicing practices under applicable federal and state laws. In addition, according to its public filings, Ocwen and its affiliates maintain high levels of indebtedness. Ocwen has recently terminated its status as a federal savings bank under supervision of the Office of Thrift Supervision, or OTS, and Federal Deposit Insurance Corporation, or FDIC, and has obtained, or is in the process of obtaining necessary licensing at the state and territorial level. If Ocwen’s operations are impaired as a result of litigation, governmental investigations, its inability to repay its indebtedness when due, its failure to obtain necessary licensing, or further degradation of its capitalization or credit rating, our profitability and operations may be harmed.

     An interruption in or breach of our information systems may result in lost business.

     We rely heavily upon communications and information systems to conduct our business. As we implement our growth strategy and increase our volume of loan production, that reliance will increase. Any failure or interruption or breach in security of our information systems or the third-party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received, slower processing of applications and reduced efficiency in loan servicing. If we and the third-parties upon which we rely do not properly address these failures or interruptions, our business could be harmed.

     If we fail to comply on a continuous basis with real estate investment trust qualification tests for our newly created real estate investment trust subsidiary, it could harm our access to the securitization markets and warehouse and other credit facilities, as well as our results of operations, financial condition and liquidity.

     Our inability to comply on a continuous basis with real estate investment trust, or REIT, qualification tests for our newly created subsidiary that we elected to treat as a REIT (also referred to as a “Captive REIT”) would subject our securitization trusts organized on behalf of our Captive REIT to federal income tax as a corporation and not allow it to be filed as part of consolidated income tax return with any other corporation. The REIT rules require compliance with asset, income, distribution and ownership tests. The ownership test prohibits five or fewer stockholders from owning more than 50% of our common stock. As of August 9, 2005, members of the Miller family (considered one stockholder under the ownership test) own approximately 38.2% of our common stock (including all employee stock options, whether or not exercisable, calculated under the Internal Revenue Code and related rules and regulations). There can be no assurance that we will be able to comply with these tests, or remain compliant. In such an event, a tax imposed upon these securitization trusts would reduce cash flow that would otherwise be available to make payments on the offered asset-backed securities and reduce the amount that we would receive from the securitization trusts. In such event, this would significantly affect our access to the securitization markets and warehouse and other credit facilities. In addition, it could harm our results of operations, financial condition and liquidity.

     Risks Related to Economic Factors, Market Conditions and Other Factors Beyond Our Control

     Interest rate fluctuations may reduce our loan origination volume, increase our prepayment, delinquency, default and foreclosure rates, and reduce the value of and income from our loans.

     Our primary market risk is interest rate risk. Our profitability may be directly affected by the level of, and fluctuation in, interest rates, which affects our ability to earn a spread between interest received on our loans and the cost of our borrowings, which are tied to various interest rate swap maturities, commercial paper rates and the London Interbank Offering Rate, or LIBOR. Our profitability is likely to be harmed during any period of unexpected or rapid changes in interest rates. A substantial and sustained increase in interest rates could harm our ability to originate loans because refinancing an existing loan would be less attractive to the borrower, and qualifying for a purchase loan may be more difficult for the borrower.

     Risks Associated with Increased Interest Rates. Some of the risks we face relating to an increase in interest rates are:

  reduced customer demand for our mortgage loan products;

  higher delinquency and default rates on the adjustable-rate mortgage loans that we hold;

  reduced profitability on future securitizations due to wider investor spread requirements or increased overcollateralization requirements for securities issued in securitizations;

  increased cost of funds on our warehouse lines of credit or other corporate borrowings, which may result in a reduced spread between the rate of interest we receive on loans and interest rates we must pay under our credit facilities; and

  limited access to borrowings in the capital markets.

     Risks Associated with Lower Interest Rates. A decline in market interest rates generally induces borrowers to refinance their loans, and could reduce our profitability. Because consumers in the United States have recently experienced a prolonged period of low interest rates (predominantly in late 2001 through mid 2004), many borrowers have already refinanced their existing debt, which could reduce the pool of borrowers interested in our mortgage products. Furthermore, a material decline in interest rates could increase the level of loan prepayments, which in turn could decrease the amount of collateral underlying our securitizations, and cause us to earn less income in connection with these loans. To the extent excess cashflow certificates have been capitalized on our financial statements (in our securitizations prior to 2004), higher than anticipated rates of loan prepayments or losses could require us to write-down the value of these excess cashflow certificates, and reduce our earnings.

     Risks Associated with Fluctuating Interest Rates. Periods of unexpected or rapid changes in interest rates, and other volatility or uncertainty regarding interest rates, also can harm us by increasing the likelihood that asset-backed investors will demand higher than normal spreads to offset that volatility or uncertainty. In that event, the net interest spread we can expect to receive from our securitized assets would decrease.

     Fluctuating interest rates may affect the net interest income we earn, based upon the difference between the yield we receive on loans held pending sales and the interest paid by us for funds borrowed under our warehouse facilities. A change in interest rates would reduce the spread between the average coupon rate on fixed rate loans and the weighted average interest rate paid to investors for coupons issued in connection with a securitization. Although the average loan coupon rate is fixed at the time the loan is originated, the interest rate paid to investors in a securitization is not fixed until the pricing of the securitization, which occurs just prior to our sale of the loans to the securitization trust. Therefore, if the market rates required by investors increase prior to securitization of the loans, the spread between the average coupon rate on the loans and the interest rate paid to investors may be reduced or eliminated, which would reduce or eliminate our net interest income from our on-balance sheet loan portfolio. Fluctuating interest rates also may affect the excess cash flows we receive from our excess cashflow certificates. A portion of our asset-backed securities are priced based on one-month LIBOR, but the collateral that backs these securities is comprised of mortgage loans with either fixed interest rates or “hybrid” interest rates — that is, fixed for the initial two or three years of the mortgage loan, and adjusting afterwards every six months thereafter. As a result, the cash flows that we receive from these securitized mortgage loans are dependent upon the interest rate environment. This is because “basis risk” exists between the assets and liabilities of the securitization trusts that we create. For example, the interest costs for that portion of our asset-backed securities that are priced on one-month LIBOR bears interest at a floating rate. As a result, each month the interest rate received by the security holders will adjust upwards or downwards as interest rates change. Therefore, as interest rates rise, the spread we earn on these assets (or the value of our excess cashflow certificates in pre-2004 securitizations) will fall, and as interest rates fall, the spread we earn on these assets (or the value of our excess cashflow certificates in pre-2004 securitizations) will rise. The decrease in interest rate spread we earn (or the loss in value the of our excess cashflow certificates in pre-2004 securitizations) as a result of rising interest rates will reduce our cash flow and harm our profitability.

     Our hedging strategies may not be successful in mitigating our risks associated with interest rates.

     Although we may seek to mitigate or offset our exposure to interest rate risks by using various hedging strategies, including interest rate swaps and/or “corridors” (corresponding purchases and sales of interest rate caps), these hedging strategies may not be effective and involve risk. There have been periods, and it is likely that there will be periods in the future, during which we will incur losses after accounting for our hedging strategies. The hedging strategies we select may not have the effect of reducing our interest rate risk. In addition, the nature and timing of our hedging transactions could actually increase our risk and losses. Hedging strategies involve transaction costs and other costs. Our hedging strategies and the derivatives that we may use may not adequately mitigate or offset the risk of interest rate volatility, and our hedging transactions may result in losses.

     Our business may be harmed by economic or other difficulties in the eastern United States, where we conduct a significant amount of our business.

     We lend primarily to borrowers that secure their obligations to us with real property located in the eastern half of the United States. Accordingly, an economic downturn, natural disaster or other difficulties in the eastern half of the United States could negatively impact our ability to meet our origination targets or harm the performance of our existing loan portfolio.

     An economic slowdown or recession could cause us to experience losses, including increasing delinquencies and foreclosures on our loans.

     Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit, declining real estate values and an increased rate of delinquencies, defaults and foreclosures, and may harm our business. In the mortgage business, any material decline in real estate values reduces the ability of borrowers to use the equity in their homes to support borrowings and increases the loan-to-value ratios of loans we previously made. These factors weaken collateral coverage and increase the possibility of a loss on the loan if a borrower defaults on the loan. Delinquencies, foreclosures and losses on mortgage loans generally increase during economic slowdowns or recessions. However, delinquencies, foreclosures and losses on mortgage loans also have increased during periods of economic growth. As a result, we cannot assure you that delinquencies, foreclosures and losses will not increase in the future.

     Because of our focus on non-conforming credit-impaired borrowers in the home equity loan market, the actual rates of delinquencies, foreclosures and losses on the loans we hold is likely to be higher under adverse economic conditions than delinquencies, foreclosures and losses currently experienced in the mortgage loan industry in general. Any sustained period of increased delinquencies, foreclosures, losses or increased costs could reduce our ability to sell, and could increase the cost of selling, loans through securitization or on a whole loan basis. Any sustained increase in delinquencies, defaults or foreclosures is likely to harm the pricing of our future loan sales and securitizations as well as our ability to finance our loan originations.

     Geopolitical risks may harm our business.

     Geopolitical risks, such as terrorist attacks in the United States or other parts of the world, conflicts involving the United States or its allies, or military or trade disruptions, may harm our business. These types of events could cause, among other things, the delay or cancellation of plans to finance a mortgage with us on the part of our customers or potential customers, or could negatively impact the capital markets and the asset-backed market in particular. Any of these events could cause business and consumer confidence and spending to decrease further, resulting in increased volatility in the United States and worldwide financial markets and potentially an economic recession in the United States and internationally, which could harm our business.

     Risks Related to Laws, Regulations and Legal Actions

     The scope of our business exposes us to risks of noncompliance with an increasing and inconsistent body of complex laws and regulations at the federal, state and local levels.

     We must comply with the laws and regulations, as well as judicial and administrative decisions, in all of the jurisdictions in which we are licensed to originate mortgage loans, as well as an extensive body of federal law and regulations. Moreover, our lending business is subject to extensive government regulation, supervision and licensing requirements by various state departments of banking or financial services, which may hinder our ability to operate profitably. Also, individual cities and counties have begun to enact laws that restrict non-conforming loan origination activities in those cities and counties. The laws and regulations of each of these jurisdictions are different, complex and, in some cases, in conflict with each other. As our operations grow, and new laws are added or amended, it may be more difficult to comprehensively identify, accurately interpret, properly program our technology systems and effectively train our personnel with respect to all of these laws and regulations. Our inability to properly manage regulatory compliance could increase our potential exposure to the risks of noncompliance with these laws and regulations.

     Our failure to comply with these laws and regulations may lead to:

  civil and criminal liability, including potential monetary penalties;

  loss of state licenses or other approved statutes required for continued lending operations;

  legal defenses delaying or otherwise harming the servicer’s ability to enforce loans, or giving the borrower the right to rescind or cancel the loan transaction;

  demands for indemnification or loan repurchases from purchases of our loans;

  difficulty in securitizing or selling our mortgage loans;

  our choosing or being forced to severely limit, or even cease our lending activities in a particular area;

  class action lawsuits; or

  administrative enforcement actions.

Any of these results could harm our business.

     Compliance with a variety of potentially inconsistent federal, state and local laws has increased our compliance costs, as well as the risk of litigation or administrative action associated with complying with these proposed and enacted federal, state and local laws, particularly those aspects of proposed and enacted laws that contain subjective requirements, with which it may be difficult to ensure compliance. In addition, federal, state and local laws could impact over-collateralization requirements set by the rating agencies, which could decrease the cash proceeds we may receive from our securitizations. In some cases, rating agencies may refuse to rate securitization transactions that contain loans covered by laws that they determine create too much risk or uncertainty.

     If we do not comply with the federal Truth-in-Lending Act, aggrieved borrowers could have the right to rescind their loans.

     The federal Truth-in-Lending Act, or TILA, and Regulation Z contain disclosure requirements designed to provide consumers with uniform and understandable information regarding the terms and conditions of loans and credit transactions in order that consumers may compare proposed credit terms. TILA also guarantees consumers a three-day right to cancel loan transactions and imposes specific loan feature restrictions on some loans, including the type of loans that we originate. If we do not comply with these requirements, in addition to fines and penalties, aggrieved borrowers could have the right to rescind their loans or to demand, among other things, the return of finance charges and fees paid to us at the time of the loan.

     If we do not comply with Regulation X under the Real Estate Settlement Procedures Act, we could be subject to substantial fees, and potential limitations upon future business activities.

     We also are subject to the Real Estate Settlement Procedures Act, or RESPA, and Regulation X under RESPA. These laws and regulations, which are administered by the Department of Housing and Urban Development, or HUD, impose limits on the amount of funds a lender can require a borrower to deposit in any escrow account for the payment of taxes, insurance premiums or other charges; limits the fees which may be paid to third-parties; and imposes various disclosure requirements on the lender. If we do not comply with these requirements, we could be subject to substantial fines and potential limitations upon future business activities.

     The increasing number of federal, state and local “anti-predatory” lending laws may restrict our ability to originate, or increase our risk of liability with respect to, some types of mortgage loans and could increase our cost of doing business.

     In recent years, several federal, state and local laws, rules and regulations have been adopted, or are under consideration for adoption, that are intended to eliminate so-called “predatory” lending practices. These laws, rules and regulations impose restrictions on loans on which certain points and fees or the annual percentage rate, or APR exceed specified amounts. Some of these restrictions expose lenders to risks of litigation and penalties no matter how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on purchasers of loans, regardless of whether a purchaser knew of or participated in the violation. It is against our policy to engage in predatory lending practices.

     We have avoided originating loans that exceed the APR or “points and fees” thresholds of these laws, rules and regulations, because the companies that buy our loans and/or provide financing for our loan origination operations generally do not want to buy or finance those types of loans. The continued enactment of these laws, rules and regulations may prevent us from making these loans and may cause us to reduce the APR or the points and fees on loans that we do make. In addition, the difficulty of managing the risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for non-conforming loans, making it difficult to fund, sell or securitize any of our loans. If we decide to relax our restrictions on loans subject to these laws, rules and regulations, we will be subject to greater risks for actual or perceived non-compliance with them. This could lead to demands for indemnification or loan repurchases from our lenders and loan purchasers, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages and administrative enforcement actions. In any event, the growing number of these laws, rules and regulations will increase our cost of doing business as we are required to develop systems and procedures to ensure that we do not violate any aspect of these requirements.

     We are no longer able to rely on the federal Alternative Mortgage Transactions Parity Act to preempt certain state law restrictions on prepayment penalties, which could harm our business.

     The value of a mortgage loan depends, in part, upon the expected period of time that the mortgage loan will be outstanding. If a borrower pays-off a mortgage loan in advance of this expected period, the holder of the mortgage loan does not realize the full value expected to be received from the loan. A prepayment penalty payable by a borrower who repays a loan earlier than expected helps offset the reduction in value resulting from the early pay-off. Consequently, the value of a mortgage loan is enhanced to the extent the loan includes a prepayment penalty, and a mortgage lender can offer a lower interest rate and/or lower loan fees on a loan which has a prepayment penalty. Prepayment penalties are an important feature to obtain value on the loans we originate.

     Several state laws restrict or prohibit prepayment penalties on mortgage loans, and we have relied on the federal Alternative Mortgage Transactions Parity Act, or Parity Act, and related rules issued in the past by the OTS to preempt state limitations on prepayment penalties for certain types of loans. The Parity Act was enacted to extend to financial institutions, other than federally chartered depository institutions, the federal preemption that federally chartered depository institutions enjoy. However, in September 2002, the OTS released a new rule that reduced the scope of the Parity Act preemption. As a result, since July 1, 2003, we have no longer been able to rely on the Parity Act to preempt state restrictions on prepayment penalties and have, therefore, been required to comply with state restrictions on prepayment penalties. We believe that these restrictions prohibit us from charging any prepayment penalty in eight states and restrict the amount or duration of prepayment penalties that we may impose in an additional 14 states. This may place us at a competitive disadvantage relative to financial institutions that will continue to enjoy federal preemption of such state restrictions. These institutions will be able to charge prepayment penalties without regard to state restrictions and, as a result, may be able to offer loans with interest rates and loan fee structures that are more attractive than the interest rates and loan fee structures that we are able to offer. In addition, the lack of prepayment penalties on loans could harm our ability to complete securitizations and NIM transactions.

     Changes in the mortgage interest deduction could decrease our loan production and harm our business.

     Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. The competitive advantages of tax deductible interest, when compared to alternative sources of financing, could be eliminated or seriously impaired by this change. Accordingly, the reduction or elimination of these tax benefits could reduce the demand for our mortgage loans.

     The “Do Not Call Registries” administered by federal and state authorities could reduce our loan production.

     To date, a substantial portion of our retail loans have been generated through telemarketing. The “Do Not Call Registries” of the Federal Trade Commission, or FTC, and similar registries that various state authorities may now or in the future administer, have reduced, and in the future will continue to reduce, our ability to use telemarketing to generate retail leads and originate retail loans. In such an event, we may not be able to offset any loss of business through alternative means, and our ability to effectively market our products and services to new customers may be harmed. Furthermore, compliance with these Do No Call Registries may prove costly and difficult, and we may incur penalties for improperly conducting our marketing activities.

     We have been, and in the future may be, subject to various settlement agreements arising from legal issues, and we may be subject to substantial claims and legal expenses if we do not comply with these agreements, or if allegations are made that we are not in compliance with them.

     The non-conforming mortgage market in which we operate has been the subject of significant scrutiny by various federal and state governmental agencies and legislators. In particular, in 1999, the lending practices we utilized at that time were the subject of investigations by the New York State Banking Department, the New York State Office of the Attorney General and the U.S. Department of Justice, or DOJ. The investigations centered on our compliance with various federal and state laws. In September 1999 and March 2000, we entered into related settlement agreements with these regulatory agencies, joined by the HUD and the FTC, which provided for changes to our lending practices on a prospective basis, and retrospective relief to some borrowers. If similar claims are made in the future, defending those claims may result in significant legal expenses to us, which will reduce our profitability. A finding against us, or any settlement we may enter into, may result in our payment of damages, which may be costly to us.

     We may be subject to fines or other penalties based upon the conduct of our independent brokers.

     The mortgage brokers from whom we obtain loans have legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, increasingly federal and state agencies have sought to impose liability upon assignees. For example, the FTC recently entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its loan production with a single lender as the “agent” of the lender; the FTC imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the mortgage broker’s unfair and deceptive acts and practices. Moreover, in the past, the DOJ has sought to hold non-conforming mortgage lenders responsible for the pricing practices of their mortgage brokers, alleging that the mortgage lenders were directly responsible for the total fees and charges paid by the borrower under the federal Fair Housing Act even if the lenders neither dictated what the mortgage broker could charge nor kept the money for its own account. This was one of the DOJ’s primary allegations against us at the time of our settlement with the DOJ.

     Accordingly, we may be subject to fines or other penalties or legal fees defending ourselves in the future based upon the conduct of our independent mortgage brokers.

     Regulatory actions and/or class actions against servicers who service the loans we originate could lower the value of our securitized mortgage loans, our excess cashflow certificates in pre-2004 securitizations and our ability to sell or securitize our loans.

     Federal agencies, including the FTC, HUD and the DOJ have recently investigated, and/or commenced regulatory actions against, several servicers who specialize in servicing nonconforming loans. Similarly, numerous class actions have been brought against servicers alleging improper servicing policies and procedures. Any regulatory actions and/or class actions of these kinds brought against any of the servicers who service the loans we originate could harm the value of our excess cashflow certificates and our ability to sell or securitize our loans.

     Legal actions are pending against us, including class action lawsuits, which if successful, could expose us to substantial liability.

     Because the nature of our business involves the collection of numerous accounts, the validity of liens and compliance with state and federal lending laws, we are subject to numerous claims and legal actions in the ordinary course of our business. Generally, we are subject to claims made against us by borrowers and investors arising from, among other things:

  losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentation, error and omission by our employees, officers and agents;

  incomplete documentation; and

  failure to comply with various laws and regulations applicable to our business.

     An adverse outcome in any potential litigation matters could subject us to significant monetary damages and legal fees, which could harm our business. While it is impossible to estimate with certainty the ultimate legal and financial liability with respect to claims and actions, regardless of the merits of a claim and regardless of the outcome, defending against these claims is expensive and time consuming. In addition, these cases could divert management’s attention from our business.

     We have been named in several lawsuits brought as class actions, alleging violations of various federal and state consumer protection laws, and have entered into settlement agreements with various governmental agencies following investigations of our lending practices. We are a defendant in several class action lawsuits that are pending in courts in the states of New York and Illinois. These actions allege that we engaged in improper practices in connection with our origination of mortgage loans, including fraud, unjust enrichment and charging improper fees. These actions generally seek unspecified compensatory damages, punitive damages and the return of allegedly improperly collected fees. We believe that we have meritorious defenses to these actions and we intend to vigorously defend these actions. However, it is difficult to predict how these matters will be ultimately determined.

     Defending these claims and any claims asserted in the future may result in significant legal expenses. A finding against us could result in the payment by us of damages, which may be costly.

     Complying with the Sarbanes-Oxley Act of 2002, as well as other enacted and proposed changes to applicable securities laws, are likely to increase our costs.

     The Sarbanes-Oxley Act of 2002 and the related regulations of the Commission and the AMEX have substantially increased the complexity and cost of corporate governance, financial reporting and disclosure practices for public companies such as ours. These rules and regulations could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve in our finance department and on our audit committee.

     Risks Related to Our Capital Structure

     We are controlled by principal stockholders, some of whom are also members of our senior management, who may have the ability to influence fundamental corporate changes if they act in concert.

     As of August 9, 2005, our principal stockholders, members of the Miller family, beneficially owned approximately 37.6% of our outstanding shares of our common stock. Accordingly, if members of the Miller family were to act in concert, they would have the ability to exercise significant control over us with respect to matters submitted to a stockholder vote, including the approval of fundamental corporate transactions, such as mergers and acquisitions, consolidations and asset sales, and electing all members of our Board of Directors. As long as the Miller family controls such a substantial percentage of our shares, third-parties may not be able to gain control of us through purchases of our common stock. In addition, members of the Miller family hold positions as executive officers of our company, including Chairman, Chief Executive Officer, Executive Vice President and General Counsel.

Our stock price is volatile.

     The trading price of our stock is volatile, and this volatility will likely continue in the future. Wide fluctuations in our trading price or volume can be caused by:

  quarterly variations in our operating results;

  variations in the size and terms of our securitizations;

  conditions in the real estate industry and in the asset-backed securities market;

  announcements by significant investors of their intention to sell our shares;

  investor perception of our company and the business that we are in generally;

  announcements or implementation by us or our competitors of new products or services;

  financial estimates by securities analysts; and

  general economic and financial services market conditions, including changes in interest rates.

     In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. If investor interest in financial services stocks declines, the price for our common stock could drop suddenly and significantly, even if our operating results are positive. Our common stock has historically traded at low volumes, which may increase the potential illiquidity of an investment in our common stock. If the trading volume of our common stock experiences significant changes, the price of our common stock could also be harmed. Furthermore, declines in the trading or price of our common stock could harm employee morale and retention, our access to capital and other aspects of our business.

     Our common stock commenced trading on the AMEX in May 2003. However, we cannot assure you that an active public trading market for our common stock will be sustained. If active trading in our common stock does not continue, the price that you may receive in connection with any sale of your shares may be substantially less than the offering price that you pay for them.

     Our financial results or condition in any period may not meet market expectations, which could adversely affect our stock price.

     The public trading of our common stock is based in large part on market expectations that our business will continue to grow and that we will achieve certain levels of net income. If the securities analysts that regularly follow our stock lower their rating or lower their projections for future growth and financial performance, the market price of our stock is likely to drop significantly. In addition, if our quarterly financial performance does not meet the expectations of securities analysts, our stock price would likely decline. The decrease in the stock price may be disproportionate to the shortfall in our financial performance.

     We may need additional capital, which could dilute our stockholders or impose burdensome financial restrictions on our business.

     We may seek to raise additional funds through public or private debt or equity offerings. Additional equity financing may be dilutive to the holders of our common stock. If we obtain funds through a bank credit facility or by issuing debt securities or preferred shares, the holders of this indebtedness or preferred shares would have rights senior to the rights of holders of our common stock, and their terms could impose significant restrictions on our operations. If we need to raise additional funds, we may not be able to do so on favorable terms, or at all. If we cannot obtain adequate funds on acceptable terms, we may not be able to implement our business strategy as planned, or at all.

     Future sales of our common stock in the public market could adversely affect our stock price.

     Future sales of shares of our common stock or the availability for future sale of shares of our common stock may reduce the market price of our common stock prevailing from time to time.

     Our current stockholders hold a substantial number of shares of our common stock, which they are able to sell in the public market today. Sales of these shares or the perception that these sales could occur, could harm the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. In addition, as of August 9, 2005, we had approximately 2.1 million shares of our common stock issuable upon exercise of options, approximately 1.3 million of which were currently exercisable.

     We have implemented anti-takeover provisions which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

     Provisions of our certificate of incorporation and our bylaws could make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

  establishing a classified Board of Directors of which approximately one-third of the members of the board are elected each year, and lengthening the time needed to elect a new majority of the board;

  authorizing the issuance of “blank check” preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares or change the balance of voting control and hinder or thwart a takeover attempt; and

  prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders.

     We also are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Subject to specified exceptions, this section provides that a corporation may not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder. This provision could have the effect of delaying or preventing a change in control of our company. These factors could also limit the price that investors or an acquirer might be willing to pay in the future for shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement we filed with the Commission. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

     We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read, without charge, and copy the documents we file at the Commission's public reference rooms at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and in New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the Commission and paying a fee for the copying cost. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Commission filings are also available to the public at no cost from the Commission's website at http://www.sec.gov and our website at http://www.deltafinancial.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our website address is included in this prospectus as an inactive textual reference only.

     We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act:

  our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

  our Notice of Annual Meeting and Proxy Statement for our Annual Meeting of stockholders held on May 24, 2005; and

  our description of our common stock contained in our registration statement on Form S-1 filed on September 3, 1996 with the Commission (Registration No. 333-11289).

     The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus. You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Delta Financial Corporation
1000 Woodbury Road, Suite 200
Woodbury, NY 11797
Telephone No.: (516) 364-8000
Attn: Investor Relations

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. A forward-looking statement may contain words such as “anticipate that,” “believes,” “continue to,” “estimates,” “expects to,” “hopes,” “intends,” “plans,” “to be,” “will be,” “will continue to be,” or similar words. These statements include, but are not limited to, the anticipated impact to our financial statements of our change to our accounting for securitizations, our future profitability, our future cash flows and liquidity requirements, the impact of changes in interest rates, our future hedging strategy, and our ability to realize benefits from our deferred tax asset. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

     Because the risk factors referred to above, as well as the risk factors beginning on page 3 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SECURITY HOLDERS

     We are registering for resale shares of our common stock held by the security holders identified below. The security holders acquired the resale shares in private placements from our existing stockholders, which included two trusts controlled by members of the Miller family and Hugh Miller, our President and Chief Executive Officer. JMP Securities LLC assisted our existing stockholders in connection with selling the resale shares in a private placement. We are registering the shares to permit the security holders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

  the name of the security holders;

  the number and percent of shares of our common stock that the security holders beneficially owned prior to the offering for resale of the shares under this prospectus;

  the number of shares of our common stock that may be offered for resale for the account of the security holders under this prospectus; and

  the number and percent of shares of our common stock to be beneficially owned by the security holders after the offering of the resale shares (assuming all of the offered resale shares are sold by the security holders).

     The number of shares in the column “Number of Shares Being Offered” represents all of the shares of our common stock that each security holder may offer under this prospectus. We do not know how long the security holders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with any of the security holders regarding the sale of any of the resale shares. The shares of our common stock offered by this prospectus may be offered from time to time by the security holders listed below.

     This table is prepared solely based on information supplied to us by the listed security holders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the Commission, and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 20,362,187 shares of our common stock issued and outstanding on August 4, 2005, adjusted as may be required by rules promulgated by the Commission.

	Shares Beneficially Owned		Number of	Shares Beneficially Owned
	Prior to Offering		Shares	After Offering
			Being
Security Holders	Number	Percent	Offered	Number	Percent

Bay Pond Partners, L.P. (1)	210,800	1.0%	210,800	--	--
Bay Pond Investors (Bermuda)
L.P. (2)	66,300	*	66,300	--	--
First Financial Fund, Inc.
(nominee name: Hare & Co.) (3)	142,100	*	142,100	--	--
Iroquois Master Fund Ltd. (4)	30,000	*	30,000	--	--
The Links Opportunistic Fund,
LP	35,000	*	35,000	--	--
Melchor Investment Company	122,700	*	75,000	47,700	*
Perennial Investors, LLC (5)	575,000	2.8%	575,000	--	--
T. Rowe Price New Horizons
Fund, Inc. (nominee name:
Bridge & Co.) (6)	1,445,000	7.1%	445,000	1,000,000	4.9%

Tremblant Capital LP	544,327	1.7%	200,000	344,327	*
Warren Kantor Profit Sharing	50,000	*	50,000	--	--
Western Investment Institutional
Partners, LLC	112,700	*	40,000	72,700	*
Western Reserve Hedged
Equity, LP	23,750	*	23,750	--	--
Western Reserve Hedged Equity
Offshore, Ltd.	26,250	*	26,250	--	--
Wolf Creek Investors
(Bermuda), L.P. (7)	52,500	*	52,500	--	--
Wolf Creek Partners, L.P. (8)	28,300	*	28,300	--	--

* less than 1%

(1) Wellington Management Company, LLP, or Wellington, is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, is deemed to share beneficial ownership over the shares held by Bay Pond Partners, L.P.
(2) Wellington is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, is deemed to share beneficial ownership over the shares held by Bay Pond Investors (Bermuda) L.P.
(3) Wellington is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, is deemed to share beneficial ownership over the shares held by First Financial Fund, Inc. (nominee name: Hare & Co.).
(4) Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these shares.
(5) The managing partner of Perennial Investors, LLC is Mr. Christopher J. Heintz, who disclaims beneficial ownership of the shares held by Perennial Investors, LLC, except to the extent of his pecuniary interest therein.
(6) T. Rowe Price Associates, Inc., or T. Rowe Price Associates, serves as investment adviser with power to direct investments and/or sole power to vote the shares owned by the funds listed under its name in the table above, as well as shares owned by certain other individual and institutional investors. For purposes of the reporting requirements of the Exchange Act, T. Rowe Price Associates may be deemed to be the beneficial owner of all of the shares listed above; however, T. Rowe Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price Associates is a wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company.
(7) Wellington is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, is deemed to share beneficial ownership over the shares held by Wolf Creek Investors (Bermuda), L.P.
(8) Wellington is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, is deemed to share beneficial ownership over the shares held by Wolf Creek Partners, L.P.

PLAN OF DISTRIBUTION

     The selling security holders may sell the shares being offered from time to time in one or more transactions:

  on the AMEX or otherwise;

  in the over-the-counter market;

  in negotiated transactions, including an underwritten offering;

  through the writing of options on shares, whether the options are listed on an options exchange or otherwise;

  shorts sales;

  ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  a combination of such methods of sale.

The selling security holders also may transfer the shares by gift.

     The selling security holders may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling security holders also may sell the shares pursuant to Rule 144 adopted under the Securities Act, as permitted by that rule. The selling security holders may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the shares. The compensation of any particular broker-dealer may be in excess of customary commissions. Because the selling security holders and broker-dealers that participate with the selling security holders in the distribution of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation.

     The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling security holders.

     The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling security holders. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     Our existing stockholders, who sold the resale shares to the selling security holders in private placements, have agreed to reimburse us for all of our costs, expenses and fees in connection with the registration of the shares. In addition, the selling security holders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling security holders have agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

     Upon notification to us by a selling shareholder that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

  the name of the participating broker-dealers;

  the number of shares involved;

  the price at which such shares were sold;

  the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

  that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

  other facts material to the transaction.

     In addition, upon being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the resale shares by the security holders. All proceeds from the sale of the resale shares will be solely for the accounts of the security holders.

LEGAL MATTERS

     Certain legal matters will be passed upon for us by Morrison & Foerster LLP, New York, New York.

EXPERTS

     The consolidated financial statements of Delta Financial Corporation as of December 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, incorporated by reference in this prospectus and registration statement have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report, incorporated by reference, and are incorporated by reference in reliance upon that report given on the authority of KPMG LLP as experts in accounting and auditing.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

2,000,000 Shares

Common Stock

DELTA FINANCIAL
CORPORATION

Prospectus

_________ __, 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

      Our existing stockholders, who sold the resale shares to the selling security holders in private placements, have agreed to reimburse us for all costs, expenses and fees associated with the registration of the resale shares.

Item 15. Indemnification of Officers and Directors

     Our certificate of incorporation eliminates, to the fullest extent permitted by the law of the State of Delaware, personal liability of directors to our company and its stockholders for monetary damages for breach of fiduciary duty as directors.

     Section 145(a) of the Delaware General Corporation Law, or DGCL, provides in relevant part that a corporation may “indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.”

     With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that a corporation may “indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor. . . [by reason of the person's service in one of the capacities specified in the preceding sentence] against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement or such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.”

     To the fullest extent permitted by applicable law, we agree to indemnify any of our officers or directors for, and to hold each of them harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with his or her duties as an officer or director performed pursuant to our charter documents, including the costs and expenses (including reasonable legal fees and expenses) of defending him or herself against, or investigating, any claim or liability in connection with the exercise or performance of any of its powers or duties thereunder.

Item 16. Exhibits

      a) Exhibits.

Exhibit
Number	Description of Document

10.1 *	Form of Purchase Agreement, dated as of August 3, 2005, by and among the registrant, certain stockholders of the registrant and the purchasers set forth on the signature page thereto.

23	Consent of KPMG, independent registered public accounting firm for the registrant.

24	Power of Attorney. Reference is made to page II-4.

*Incorporated by reference to our Current Report on Form 8-K filed on August 9, 2005.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by these subparagraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodbury, State of New York, on the 18th day of August 2005.

DELTA FINANCIAL CORPORATION

By: /s/ Hugh Miller
Hugh Miller
President and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard Blass and Marc Miller, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

/s/ Sidney A. Miller	Chairman of the Board of Directors	August 18, 2005

Sidney A. Miller

/s/ Hugh Miller	President, Chief Executive Officer and	August 18, 2005
Director (Principal Executive Officer)
Hugh Miller

/s/ Richard Blass	Executive Vice President and Chief	August 18, 2005
Financial Officer (Principal Financial
Richard Blass	Officer)

/s/ Martin D. Payson	Director	August 18, 2005

Martin D. Payson

/s/ Arnold B. Pollard	Director	August 18, 2005

Arnold B. Pollard

/s/ Margaret A. Williams	Director	August 18, 2005

Margaret A. Williams

INDEX TO EXHIBITS

Exhibit
Number	Description of Document

10 *	Form of Purchase Agreement, dated as of August 3, 2005, by and among the registrant, certain stockholders of the registrant and the purchasers set forth on the signature page thereto.

23	Consent of KPMG, independent registered public accounting firm for the registrant.

24	Power of Attorney. Reference is made to page II-4.

*Incorporated by reference to our Current Report on Form 8-K filed on August 9, 2005.